Exhibit 99.2

Bezeq The Israel Telecommunications Corporation Ltd.

("Bezeq ")

April 30, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Class action against Pelephone

On April 30, 2018, Bezeq was notified by its subsidiary, Pelephone Communications Ltd. ("Pelephone") of a claim together with a class action certification motion filed against Pelephone in the Tel Aviv District Court. The claim is filed primarily on the grounds that the respondent markets and sells its customers repair services [while requiring customers to] commit to unreasonable periods of time and without the possibility in the agreement of canceling the transaction during the commitment period and/or of transferring the service to another cellular device.

The petitioners do not explicitly state the amount of the claim against the respondent, but estimate that the value of the damage caused to each class member by the inability to cancel the repair service until the end of the commitment period is estimated at hundreds of shekels each year for each class member.

Pelephone is studying the claim and the class action certification motion, and neither it and/nor Bezeq is able to evaluate the likelihood of success of the claim at the present stage.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.